

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

Via E-mail
Simon Dupéré
Niska Gas Storage Partners LLC
1001 Fannin Street, Suite 2500
Houston, TX 77002

> **Re:** **Niska Gas Storage Partners LLC**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed June 11, 2012**
> **File No. 001-34733**

Dear Mr. Dupéré:

We have reviewed your response letter dated November 9, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2012

Item 1. Business, page 10

Note 2. Significant Accounting Policies, page F-10

Note 20. Segment Disclosures, page F-43

1. We note your response to comment 1 in our letter dated October 15, 2012. In order to enhance transparency, please revise to disclose both the amount of and financial statement line item that Access Gas Services revenues are recorded.

Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss), page F-6

2. We note your response to comment 7 in our letter dated October 15, 2012. Please revise the row descriptions for earnings per unit allocated to common and subordinated

unitholders on the Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss) on page F-6 to clearly state that earnings per unit are attributable to the period subsequent to the initial public offering. Additionally, please explain in detail within your significant accounting policies footnote that the (loss) earnings per unit allocated to common and subordinated unitholders are attributable to the period subsequent to the initial public offering although the consolidated statement of earnings and comprehensive income is for the fiscal year ended March 31, 2011.

Note 11. Risk Management Activities and Financial Instruments, page F-30

3. We note your response to comment 11 in our letter dated October 15, 2012. Please tell us and disclose the absolute value of notional amounts by category of outstanding futures, forward, swap and option contracts as of March 31, 2012.

Note 12. Fair Value Measurements, page F-32

4. We note your response to comment 12 in our letter dated October 15, 2012. As you disclose recurring fair value measurements that are categorized as level 2 within the fair value hierarchy, please revise the proposed disclosure to incorporates the requirements of ASC 820-10-50-2(bbb).

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief